# SUNSET SUITS HOLDINGS, INC.

September 21, 2009

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

>   **Re:  Sunset Suits Holdings, Inc.**
>        **Amendment No. 3 to Registration Statement on Form S-1**
>        **Filed August 14, 2009**
>        **File No. 333-152149**

Dear Mr. Reynolds:

   On behalf of Sunset Suits Holdings, Inc. ("**Sunset Suits**" or the "**Company**"), we hereby submit Sunset Suits' responses to the comments of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") delivered to the Company on August 27, 2009, following the filing of the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the "**S-1/A**").

   For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 16

1.  We note on page 18 that you intend to close stores that are not profitable. Please describe, to the extent known, the number and location of the stores that you intend to close and the impact that the closures will have on your results of operations and cash flows.

**Sunset Suits' response: Through the end of 2009, we anticipate that the overall number of our retail stores in Poland will not drop below 87, and it is possible that we may obtain a net increase of one or two stores over this period. As a part of our overall strategy to improve profitability, we have identified five stores that we plan to close by the end of the year, but we have also identified at least five new locations in which we plan to open new stores by the end of the year. We do not anticipate that the planned closures will have a material negative impact on our results of operations and cash flows, for three primary reasons. First, the anticipated opening of at least 5 new stores through the end of the year should offset these closures. Second, as is our practice any time we close stores, we will take necessary steps to minimize any potential costs, such as through negotiating exit arrangements with our lessors and identifying new lessee candidates for the leased space. Finally, in deciding which locations to close, we also take into account whether the store's assets have been fully amortized, which is the case with four of the five stores that have been slated for closure.**

**The 5 retail stores that we plan to close are located in the following cities in Poland: Słupsk, Gdynia, Gdańsk, Bydgoszcz and Zabrze. We anticipate that the total cost of closing of these 5 retail stores will amount to $48,000 (including $22,000 of leasehold improvement write off). Moreover we anticipate that we will save, by the year end, approximately $150,000 related to the operation of these five retail**

**stores. We also anticipate that by the year end we will lose approximately $115,000 of revenues that would be generated if we didn't close these stores. As the result of these closures, we anticipate that we will save approximately $695,000 in year ending December 31, 2010. We also anticipate that these closures will result in the loss of approximately $445,000 of our sales in the respective 12 months period. Accordingly, we anticipate that our sales margin will improve by approximately $250,000 as a result of the closures, not taking into account the opening of 5 new stores.**

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Operating segment analysis, page 26

2.    We note that you present an analysis of certain financial information by segment. Please expand your discussion to describe the business of each segment and their respective products.

**Sunset Suits' response: We have revised our disclosure to add a description of the business of each segment and their respective products.**

Liquidity and Capital Resources, page 29

3.    In light of your upcoming cash requirements to satisfy debt obligations and tax and social security obligations, please state whether you believe you have the ability to meet both short-term and long-term cash requirements. Expand your discussion to provide a clear picture of the uncertainties surrounding your ability to meet your cash requirements and the impact that a failure to meet your cash requirements could have on your business.

**Sunset Suits' response: We have revised our disclosure to provide a summarized picture of the uncertainties surrounding our ability to meet cash requirements in the next year and in the next five years.**

Repayments of Debt, page 31

4.    We note the table that outlines your current long-term schedule of repayments. Please clarify the date at which the table is prepared, whether the amounts presented include interest payments, and whether the amount for 2009 of $2,511 thousand reflects any repayments made during the first half of 2009. In addition, reconcile this amount to principal payments due in 2009 of $1,349 thousand, as described in the first paragraph under the header "Troubled Debt Restructuring" on page 34.

**Sunset Suits' response: We have revised the table which outlines out current long-term schedule of repayments in accordance with the following responses to the Staff's Comment No. 4:**

- **The table presents data for each full financial year. The foreign exchange rate used for the table was 2.1744 PLN/USD;**
- **The amounts presented do not include interest;**
- **The amount of $2,511,000 had actually included payments for 6 months ended June 30, 2009. However please note that the payment for the year 2009 included an error. Using the foreign exchange rate of 3.1733 the payments for the year 2009 should have disclosed the amount of $1,328,000 instead of $2,511,000;**
- **The amount of $1,394,000 (not $1,349,000) as presented on page 34 represents the 2009 scheduled payments translated at a foreign exchange rate of 2.9618 PLN/USD. The total amount for the 2009 scheduled payments would have amounted to $1,391,000 if a foreign exchange rate of 2.9618 PLN/USD had been used. We believe that the difference of $3,000 is immaterial.**

**Based on the responses above, we have included the new schedule of payments as of June 30, 2009, with a exchange rate of 2.1733 PLN/USD as used in our June 30, 2009 balance sheet.**

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5.    We partially re-issue comment eight in our letter dated July 28, 2009. Please identify the agreement(s) containing the material terms.

**Sunset Suits' response: We have revised our disclosure to identify the agreements containing the material terms in the table outlining our current long-term schedule of repayments as of June 30, 2009.**

Troubled Debt Restructuring, page 34

6.    We note that you expect to be able to generate sufficient cash flow in the future to be able to re-pay your notes but you might not be able to generate such cash flows. We further note that you are attempting to raise $5,000 thousand in proceeds from a debt offering. Please discuss the impact that an inability to complete further financings will have on your liquidity.

**Sunset Suits' response: We have revised our disclosure to discuss the impact that failure to complete further financings will have on our liquidity.**

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Tax and Social Security Payment Obligations, page 37

7.    We note the rollforward of your Social Security Tax Payable that you provided in response to comment 17 of our letter dated July 29, 2009. Please reconcile the following and revise your disclosure as applicable:

a) The rollforward shows a payment of $3,879 thousand during 2008. Please tell us where you included this payment within your consolidated statement of cash flows, and reconcile it to the amount of $3,477 thousand that you present in the seventh paragraph on page 37 as payments made on June 5, 2008.

**Sunset Suits' response: The payment of $3,879,000 is presented in our consolidated statement of cash flows under "changes in other liabilities" (the net amount is positive, as the indirect method of cash flow was used). The reconciliation of the amount presented in the Registration Statement to the amount presented in the roll-forward is as follows:**

| | |
|---|---:|
| **Payments made as of June 30, 2008 as presented in the last version of S-1, page 37 in USD** | **$3,477,256.00** |
| **Foreign exchange rate used for S-1 (PLN/USD):** | **3.2859** |
| **Payments made as of June 30, 2008 as presented in the last version of S-1, page 37 in PLN:** | **PLN 11,425,914.61** |
| | |
| **Payments made on behalf of Mr. Kranik sole liability in PLN:** | **PLN 2,986,708.75** |

| | |
|---|---|
| **Actual payments made for Fashion Service liability in PLN:** | **PLN 8,439,205.86** |
| **Actual foreign exchange rate as of the date of payments (PLN/USD):** | **2.1755** |
| **Amount presented as in the roll-forward (USD):** | **$3,879,202.88** |

b) The fifth paragraph on page 37 indicates that the social security authority determined that Fashion Service was not jointly and severally liable for $2,779 thousand of the outstanding social security obligations. Please tell us where you have included this amount in the rollforward or why you have excluded it from the rollforward.

**Sunset Suits' response: This amount is presented in the roll-forward as of December 31, 2007, as the position being a difference between originally filled financial statements and financial statements that were amended in the line "reclassifications between liability accounts...". The amount is presented as $3,749,000. The reconciliation of the amount presented in S-1 to the amount presented in the roll-forward is as follows:**

| | |
|---|---|
| **Reclassification as presented in the last version of S-1, page 37** | **$2,778,774.00** |
| **in USD:** | |
| **Foreign exchange rate used for S-1 (PLN/USD):** | **3.2859** |
| **Reclassification as presented in the last version of S-1, page 37 in PLN:** | **PLN 9,130,774.64** |
| | |
| **Not disclosed execution cost in S-1, that were actually recorded:** | **(PLN 93,409.71)** |
| **Actual reclassification due to Social Security decision(including execution cost) in PLN:** | **PLN 9,224,184.35** |
| **Actual foreign exchange rate as of balance sheet date (PLN/USD):** | **2.4350** |
| **Actual reclassification in USD:** | **$3,788,166.06** |
| **Immaterial differences:** | **($38,686.06 )** |
| **Actual reclassification as presented in the roll-forward in PLN:** | **$3,749,480.00** |

c) The rollforward shows a balance of $5,507 thousand as of December 31, 2008. Please reconcile this amount with that shown on page F-20 and F-44 of $5,914 thousand and $6,451 thousand, respectively.

**Sunset Suits' response: The rollforward is made solely for the social security obligations of Fashion Service. Our consolidated financial statements include the social security obligations of Sunset Suits S.A. The reconciliation, as of December 31, 2008, of Sunset Suits S.A.'s overdue social security payment obligations is as follows:**

| | |
|---|---|
| **Sunset Suits S.A. overdue social security** | **$407,460.00** |
| **Fashion Service settled overdue social security (this amount ties up to the roll-forward):** | **$5,506,990.00** |
| **Total overdue social security (this amount ties up to the information on page F-45 of S-1):** | **$5,914,450.00** |

| | |
|---|---|
| **Sunset Suits S.A. current social security** | **$331,590.00** |
| **Fashion Service current social security** | **$205,130.00** |
| **Total consolidated social security (this amount ties up to the information on page F- 44 of S-1):** | **$6,451,170.00** |

d) The rollforward shows payments made during 2009 of approximately $21 thousand. Please reconcile this amount to the disclosure in the eighth paragraph on page 37 that you paid $1,279 thousand to the social security authority toward the repayment of the delinquent obligations.

**Sunset Suits' response: The rollforward presents the correct value. The information included in S-1 incorrectly included payments of Mr. Kranik's personal liability.**

5

**This liability has not been paid by Fashion Service. The reconciliation of these amounts is as follows:**

| | |
|---|---|
| **Amount disclosed in S-1 in USD** | **$1,278,795.00** |
| **Foreign exchange rate used for S-1 (PLN/USD):** | **3.2859** |
| **Amount disclosed in S-1 converted to PLN** | **PLN 4,201,993.86** |
| | |
| **Payments actually made by Mr. Kranik for its sole liability in PLN:** | **PLN 4,134,074.28** |
| **Actual payments made by Fashion Service in PLN:** | **PLN 67,919.58** |
| **Foreign exchange rate used for S-1 (PLN/USD):** | **3.2859** |
| **Payments actually made by Fashion Service in USD:** | **$20,670.00** |

e) Please reconcile the amount outstanding in the rollforward as of June 30, 2009 of $4,938 thousand to the disclosure on page F-20 that $6,019 thousand of social security tax payable were overdue.

**Sunset Suits' response: The rollforward is made solely for the social security obligations of Fashion Service. Our consolidated financial statements include the social security obligations of Sunset Suits S.A. The reconciliation, as of June 30, 2009, of Sunset Suits S.A.'s overdue social security payment obligations is as follows:**

| | |
|---|---|
| **Sunset Suits S.A. overdue social security:** | **$712,860.00** |
| **Fashion Service settled overdue social security (this amount ties up to the roll-forward):** | **$5,306,890.00** |
| **Total overdue social security (this amount ties up to the information on page F-20 of S-1):** | **$6,019,750.00** |
| **Sunset Suits S.A. current social security** | **$199,790.00** |
| **Fashion Service current social security** | **$57,280.00** |
| **Total consolidated social security (this amount ties up to the information on page F- 19 of S-1, difference of $1 thousand is immaterial):** | **$6,276,820.00** |

8.  We note the description of deferment agreements on page 37 that divide the outstanding obligations into various installments. Please present the amounts you intend to pay by period to satisfy the obligations in tabular form.

**Sunset Suits' response: We have revised our disclosure in the S-1/A to include a table that presents our intended payment schedule regarding the deferment agreements.**

Pro Forma Financial Statements, page F-11

9.  Please revise your pro forma financial statements to comply with Rule 8-05 of Regulation S-X. In this regard, you should include pro forma statements of income only for 2008 and the six months ended June 30, 2009 and a pro forma balance shed as of the latest balance sheet date of June 30, 2009.

**Sunset Suits' response: We have revised our pro forma financial statements to include only the balance sheet as of June 30, 2009, the income statement for the six months then ended and the income statement for the year ended December 31, 2008.**

10. Please present in separate columns those acquisitions that have already occurred (i.e., Bohemia s.r.o,, SIA Sunset Riga, and OU Posnania) and the acquisition that has yet to occur (UAB Sunset Suits Vilnius).

**Sunset Suits' response: Because of the August 25, 2009 acquisition of UAB Sunset Suits Vilnius, as disclosed in the revised Form S-1, the above comment is now moot as all of the companies have been acquired.**

11. Please describe in footnotes to your pro forma financial statements any material adjustments to arrive at the pro forma combined consolidated totals.

**Sunset Suits' response: The pro forma financial statements have been revised to include footnotes describing the adjustments made to arrive at the pro forma consolidated totals.**

Consolidated Financial Statements for the Years Ended December 31, 2008 and 2007, page F-28

12. We note that the audit opinion no longer opines on Sunset Suits Holdings, Inc. Please tell us whether the audit report covers the financial statements of the registrant Sunset Suits Holdings, Inc., and provide a revised opinion as necessary.

**Sunset Suits' response: The S-1 has been revised to include the correct opinion. The opinion that covers the combined financial statements of UAB Sunset Suits Vilnius, SIA Sunset Riga, OU Posnania and Bohemia s.r.o. has now been included in exhibit 99.1 which has now been properly been labeled as the combined financial statements of UAB Sunset Suits Vilnius, SIA Sunset Riga, OU Posnania and Bohemia s.r.o. for the Years Ended December 31, 2007 and 2008.**

13. We note that you provided combined financial statements for UAB Sunset Suits Vilnius, SIA Sunset Riga, OU Posnania and Bohemia s.r.o. Please clarify whether the combined consolidated financial

statements included financial statements for Sunset Suits Holdings, Inc. In addition, tell us whether the combined consolidated financial statements included financial statements for the four stores in Lithuania that you have not yet acquired. We believe the financial statements for those four Lithuanian stores should be excluded from your historical financial statements until you have acquired them, but you should present audited financial statements for the four Lithuanian stores separately from the combined consolidated financial statements.

**Sunset Suits' response: The incorrect auditors' report was included here. The financial statements are the consolidated financial statements of Sunset Suits Holdings, Inc. and subsidiaries. As discussed in our response to comment 10, the combined financial statements for UAB Sunset Suits Vilnius, SIA Sunset Riga, OU Posnania and Bohemia s.r.o. appear in Exhibit 99.1. As of the date of this response all four of the latter companies have been acquired by Sunset Suits Holdings, Inc.**

*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik
      Mirosław Kranik
      Chief Executive Officer